UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __1/1/2024__ AND ENDING __12/31/2024__
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Walnut Creek Capital Advisors, LLC

TYPE OF REGISTRANT (check all applicable boxes):
- [x] Broker-dealer   [ ] Security-based swap dealer   [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

616 Elliott Road
(No. and Street)

McDonough		30252
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Edward Samson	732-233-3500	edsamson@finopconsultants.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Tuttle & Bond, PPL
(Name – if individual, state last, first, and middle name)

2954 Goehmann Lane	Fredicksburg	Tx	78624
(Address)	(City)	(State)	(Zip Code)

03/19/2019	6543
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Williams, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Walnut Creek Capital Advisors, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Kelsie D. McAlister
Notary Public, State of South Carolina
My Commission Expires April 8, 2031

Signature: John Williams

Title: CEO/CCO

Kelsie McAlister
Notary Public

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [x] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Walnut Creek Capital Advisors, LLC

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

December 31, 2024

Contents



Tuttle & Bond, PLLC
Certified Public Accountants

<p style="text-align:center">**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**</p>

To the Member of Walnut Creek Capital Advisors, LLC

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Walnut Creek Capital Advisors, LLC (the "Company") as of December 31, 2024, and the related statements of operations, member's and cash flows for the year then ended, including the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Tuttle & Bond, PLLC

Giddings, Texas
March 19, 2025

Walnut Creek Capital Advisors, LLC
Financial Statements
Statement of Financial Condition
For the year ended December 31, 2024

		Dec 31, 24
ASSETS		
Current Assets		
Cash		
Checking/Savings	$	8,302
Fees receivable		9,038
Deposits - FINRA Flex account		147
TOTAL ASSETS	$	17,487
LIABILITIES & EQUITY		
Liabilities (all current)		
Accruals		32
Equity		
Distributions		(855,391)
Additional Paid-in Capital		159,019
Retained Earnings		716,988
Net Income		(3,161)
Total Equity	$	17,455
TOTAL LIABILITIES & EQUITY	$	17,487

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization and Description of Business

Walnut Creek Capital Advisors, LLC (the Company), a Georgia Limited Liability Company, is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA).

The Company is primarily engaged in investment banking and financial advisory services. The Company's customers are located throughout the United States, but primarily in the Southeast.

NOTE 2—Summary of Significant Accounting Policies

Accounts Receivable and Allowance for Credit Losses

Accounts receivable are non-interest-bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each customer. The Company regularly reviews its accounts receivables for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic treads.

Cash

The Company maintains its bank account in a high credit quality financial institution. The balance at times may exceed federally insured limits.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided by use of the straight-line method over the estimated useful lives of the respective assets, which ranges from five to seven years.

Income Taxes

Because the Company is a Limited Liability Company, it is taxed as a partnership. Therefore the income or losses of the Company flow through to its members and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification (ASC) 74010, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity status, including its status as a pass-through entity, and the decision to file Form 1065, U.S. Return of Partnership Income. The

Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes from the Company is necessary.

Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, (codified in ASC 606). The Company recognizes revenue when services are transferred to clients. Revenue is recognized based on the amount of consideration that management expects to receive in exchange for these services in accordance with the terms of the contract with the client. To determine the amount and timing of revenue recognition, the Company must (1) identify the contract with the client, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when the Company satisfies a performance obligation consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 prescribes a five-step process to accomplish this core principle, including:

Investment Advisory Fee Revenue

The Company's advisory customers enter into an investment advisory agreement with the Company, which sets forth the Company's obligations and right to remuneration. The fee charged the customer is calculated and earned by the Company in accordance with the rate set forth in the advisory agreement for the period in which the Company manages the customer's assets. The Company has satisfied its obligation if it has provided its services through the date of invoice to the customer, at which time investment advisory fee revenue is recognized.

Reimbursement from Registered Representatives: Registered representatives reimburse the Company for certain expenses pursuant to an agreement with the Company. Such reimbursements are reflected as revenue in the accompanying income statement.

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were issued.

Note 3 -Related Party Transactions

The Company operates from premises provided by its majority member at no cost to the Company.

The balance sheet and income statement would differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

The Company and its Member occasionally pay expenses on behalf of each other that are reimbursed at cost with no gain or loss. During the period of the report 2024, payments on behalf of one another were $26,255 were treated as a capital contribution. The balance due from member on the accompanying statement of financial condition arose from such transactions.

The Company operates from office space provided by the owners of the Company's Member at no cost to the Company. Financial position and results of operations could have differed from the amounts in the accompanying financial statements if these related party transactions did not exist.

Note 4 - Concentrations

During 2023, approximately 100% of investment banking revenues were earned from 1 customer(s). We had no net accounts receivable at December 31, 2024.

Note 5 - Net Capital Requirements

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $3,269, which was in excess of its required net capital of $5,000, and its ratio of aggregate indebtedness to net capital was 0.4%.

Note 6 - Subsequent Events

The Company has evaluated all events and transactions that occurred after December 31, 2024 through March 19, 2025. On January 28, 2025, the company was sold to Assent Securities, LLC a Georgia limited liability company. The name and the type of business remain unchanged.

Note 7 - Contingencies

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress as of December 31, 2024, as defendant.

Note 8 - Economic Risks

In March 2020, the World Health Organization (WHO) declared COVID-19 a global pandemic. This pandemic event has resulted in significant business disruption and uncertainty in both global and U.S. markets. While management believes the Company is in an appropriate position to sustain potential short-term effects of these world-wide events, the direct and long-term impact to the Company and its financial statements is undetermined at this time.

Note 9 - Commitments and Contingencies

The Company does not have any commitments, guarantees or contingencies that may result in a loss or future obligation, or that may be asserted against the firm at a future date.

Notes 10 Segment reporting

The Company is engaged in a single line of business as a limited purpose broker dealer which provides distribution related serves to its customers. The Company has identified its president as the chief operating decision maker "CODM' who uses net income to evaluate the results of the business in the forecasting process to manage the Company. Additionally, the CODM uses excess net capital which is not a measure of profit loss to make operational decisions while maintaining capital adequacy such as whether to reinvest profits or pay out income. The Company's operations constitute a single segment and therefore a single reportable segment because the CODM manages the business activities using the Company's information as a whole. The Company's policy is used to measure the profit and loss in the segment is the same as those described in the summary of significant accounting policies. Included in the Statement of Operations is the segment information. (ASU 280 Segment reporting)